01 - Bruno Sälzer 04 - Jie (James) Zheng 02 - Dennis J. (Chip) Wilson 03 - Kin Wah Stephen Yiu 4 1 B M For Against Abstain For Against Abstain For Against Abstain Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposal 2.A 049BAB 2. To resolve, as an ordinary resolution, that the Company’s appointment of KPMG LLP as the independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2026, be ratified. 1. Election of Directors: For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.B 2026 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Online Go to www.envisionreports.com/AS or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/AS Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada You may vote online or by phone instead of mailing this card. Your vote matters – here’s how to vote! Votes submitted electronically must be received by 11:59 P.M., ET, on May 11, 2026.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/AS Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 14, 2026 James Zheng, Andrew Page and Jutta Karlsson, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Amer Sports, Inc. to be held on May 14, 2026 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR item 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Amer Sports, Inc. Non-Voting ItemsC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.envisionreports.com/AS The 2026 Annual Meeting of Amer Sports, Inc.’s Shareholders will be held on Thursday, May 14, 2026 at 9:00 A.M. ET, virtually via the Internet at meetnow.global/MC6VMRH To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.